Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

22 April 2002

SEC EXEMPTION NO 82-2692

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that were lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Greenberg Traurig

dw 5/20

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

SEC MAIL RECEIVED PROCESSING
MAY 09 2002
WASH, D.C. 155 SECTION

Facsimile 1300 300 021

22 April 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

ALLOTMENT OF SHARES ON EXERCISE OF INTERNATIONAL OPTIONS

We advise that 442,200 additional fully paid ordinary shares in the capital of the Company were allotted on the exercise of options pursuant to the Southcorp International Employee Equity Plan, as follows:

Date Shares Allotted	Number of Shares	Option Exercise Price	Date Options Granted
19 April 2002	439,000	$4.65	30 October 1998
19 April 2002	3,000	$4.65	30 October 1998

Application will be made to Australian Stock Exchange Limited by the Company for quotation of the shares.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 09 2002
WASH, D.C. 155

SEC EXEMPTION NO 82-2692

24 April 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

Per M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.


Penfolds
ROSEMOUNT ESTATE
LINDEMANS
ABN Amro Wine Industry Conference
Keith Lambert
Managing Director &
Chief Executive Officer
SOUTHCORP

Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

Page: 1

BECOMING A PURE WINE COMPANY

- 2001 was a year of significant change for Southcorp.
- The $1.0 billion sale of Packaging shortly preceded the $1.5 billiion acquisition of Rosemount and towards the end of the year we announced the $600 million plus sale of Water Heaters.


Growth Strategy:
Core brands
Product rationalisation
Reducing cost base
Key growth drivers
International markets
Core brands
2
SOUTHCORP

Southcorp Limited

Keith Lambert
Managing Director and Chief Executive Officer

The New Southcorp Strategy

STRATEGIES FOR GROWTH

- Today I want to outline the transformation of the company and what it means for long term growth. That transformation has occurred at two levels.

- Firstly, the transformation into a pure wine company and secondly the transformation of Southcorp into a premium wine company.

- The first transformation is complete.

- The premium wine transformation is well under way and underlies our growth potential.

- Revenue growth and operating margins have been significantly enhanced through our strategy of growing our core brands of Penfolds, Rosemount, Lindemans and Wynns in international markets. Today these core brands represent 75% of our revenues primarily from international markets.

- More than 60% of our revenues and more than 70% of our earnings come from outside Australia. This positions us well because profit growth will come from international markets.

- The international success of our core brands is key value driver for us and underpins our long term competitive position in the global wine industry as a premium wine company.


Southcorp Profile:
World's largest premium wine company
3 global brands: Penfolds, Rosemount, Lindemans
22 million 9L cases pa
A$1.5 billion revenue pa
Market Cap ~ $A4 billion
Australia's largest wine producer
Top three white and top two red wines
50% Australia's wine exports
USA: No 1 & 2 Australian brand, 65% of sector
UK: 3 brands in top 10
Capital employed $3 billion, Gearing ~40%
World's most awarded wine company
SOUTHCORP

Southcorp Limited

Keith Lambert
Managing Director and Chief Executive Officer

The New Southcorp Strategy

SOUTHCORP PROFILE

- For those that are less familiar with Southcorp we'll review our profile:

  - 3 global brands in Penfolds, Rosemount and Lindemans
  - Annual sales of 22 million 9L cases of wine,
  - Revenues of $1.4 billion,
  - A market capitalisation of $A4 billion,
  - Strong positions in Australia, the UK and US markets,
  - Capital employed is in the order of $3 billion with debt of $950 million and gearing of 43%, and
  - Southcorp is arguably the most awarded wine company in international exhibitions.

- From this base of premium products and global brands we are able to leverage our strength to develop further global brands and generate outstanding growth opportunities for our business. Later in this presentation I will demonstrate just how significant those opportunities are.


Strategic Direction
International Focus for Growth
REVENUE
CAGR 18.0%
1800
1600
1400
1200
1000
800
600
400
200
0
1997
2002F
EBITA
CAGR 18.0%
350
300
250
200
150
100
50
0
1997
2002F
Combined Southcorp and Rosemount result
SOUTHCORP

Southcorp Limited

Keith Lambert
Managing Director and Chief Executive Officer

The New Southcorp Strategy

Page: 4

STRATEGIC DIRECTION-INTERNATIONAL FOCUS FOR GROWTH

- The combined wine businesses of Southcorp and Rosemount has shown solid long term growth in sales and EBITA
- International markets, in particular the United Kingdom and United States, have been, and will continue to be, a significant focus for us.
- We have achieved very strong long term real growth in these regions due to the success of our core premium wine brands and strength of our distribution.
- The most recent five years was a robust period for Australian wine, although we are entering a more competitive period. However, we are well positioned to meet the challenge.
- Our most recent Interim Results continue to support these growth figures, despite the usual distractions from a merger integration and a more difficult economy. In the 6 months, revenue grew 17.6% and EBITA grew 26%.


STRATEGIC DIRECTION
- Premium Focus and Improved Mix
REVENUE $/CASE
CAGR 10%
80
60
40
20
0
1997
2002F
EBITA $/CASE
CAGR 10%
15
10
5
0
1997
2002F
Combined Southcorp and Rosemount result
SOUTHCORP

Southcorp Limited

Keith Lambert
Managing Director and Chief Executive Officer

The New Southcorp Strategy

STRATEGIC DIRECTION - PREMIUM FOCUS AND IMPROVED MIX

- A combination of regional growth and core brand focus has seen us significantly improve our product mix – which is a key driver for margins. We have a strong belief that all parts of the distribution chain must prosper. Improved mix provides more dollar margin for both the supplier and the retailer/distributor and, indeed, more profit with which to support our brands.

- You can see that there has been significant progress with price per case rising from around $40 to $65. While there may some small contribution from pricing, the majority is due to improved mix. At Rosemount, as a stand alone business, the price per case was $88 and was a key driver in our financial performance. Price per case for our core brands is $84 from our latest interim result.

- In the case of the former Southcorp Wines there is still too much lower value product, sold mainly in Australia but also in the UK. We will explain how we are addressing this issue as we strive towards a more premium wine company with a more focused portfolio and less complexity.

- Again, in the 6 months to December 2001, on a like-for-like basis we achieved a 14% increase in $/case to $64 and EBITA/case growth of 26% - ahead of our 5 year CAGR growth rates.

ROSEMOUNT ESTATE

Performance

FY2001 Full Year

Volume: +33.8%

Sales: +44.5%

EBITA +68.5%

000's cases	1997A	1998A	1999A	2000A	2001A	CAGR 97-01
Sales Volume-Domestic	0.5	0.6	0.8	0.9	1.1	23%
Sales Volume - International	0.9	1.4	1.8	2.3	3.2	38%
Total Sales Volume	1.4	2.0	2.5	3.2	4.3	33%
$A million						
Sales Revenue	100	154	210	260	380	40%
EBITA	16	36	54	65	109	61%
Price per Case	72.77	76.91	82.83	80.96	88.17	
ROCE (EBIT/Capital Employed)	15%	24%	32%	30%	35%	

Southcorp Limited

Keith Lambert
Managing Director and Chief Executive Officer

The New Southcorp Strategy

ROSEMOUNT BUSINESS MODEL

- The historical Rosemount performance and success is presented here because some of the philosophies and strategies from the Rosemount business model are being taken into account as we form the New Southcorp.
- At the core of our new business model is a 'demand driven' approach to managing our business. Under this philosophy we produce and supply wine to meet forecast market demand. That forecast demand is updated monthly by divisional sales people.
- This approach ensures that our capital resources are focused on creating award winning premium wines with high consumer acceptance, delivering strong marketing and promotional support to reinforce brand association and meeting volume demand through scaled growth in operations.
- The value of this strategy is evident in the results. Looking at the Rosemount business we see a company with an outstanding record of financial performance.


International growth – key value driver
Combined Southcorp and Rosemount businesses
REVENUE
EBITA
45%
24%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
H1'01
H1'02
SOUTHCORP

Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

Page: 7

INTERNATIONAL GROWTH

- The key driver for growth is our international performance.
- You can see here that international revenue grew 24% and EBITA grew a very strong 45%, with strong performances from the Americas and Europe. We expect strong international growth to continue.


Wine –Analysis by Region
6 months to December 2001
VOLUME*
VALUE*
EBITA*
100%
80%
60%
40%
20%
0%
Americas
Europe
Australasia
21%
30%
35%
29%
47%
25%
H1 2002
H1 2002
H1 2002
* Includes Rosemount in H1 2001 (excl. bulk)
8
SOUTHCORP

WINE – Sales Analysis by Region

Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

Page: 8

- Looking at the regions in more detail shows the increasing importance of the Americas, which is predominantly the US and Canada. We expect this region to be our largest market by value next financial year with excellent prospects for profit growth going forward.
- Next year we believe around 70% of our revenue will be from outside Australia.


Wine – Americas
6 months to December 2001
• Volume up 20% to 2.3m cases
• Revenue up 39% to $241m
• EBITA up 53% to $65.8m
• EBITA margin 27.3%
• $/case up 15.5% to $107
US Nielsen rankings | 52 wks | 26 wks | 13 wks | 4 wks
Lindemans | 19 | 18 | 18 | 15
Rosemount | 23 | 20 | 19 | 18
Ref: 16 March 2002
SOUTHCORP

Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

WINE – Sales Analysis by Region

Americas

- In the December half we saw very strong growth in North America.
- North American volume grew 19.9% to 2.3 million cases, whilst revenue increased 38.5% to $241 million and EBITA increased 52.9% to $65.8 million.
- Our release of Penfolds in the lead up to a full retail launch in the second half was particularly pleasing while Rosemount and Lindemans continue to perform well.
- The recent Nielsen rankings show the two Australian brand market leaders – Lindemans and Rosemount - gaining ground at a rapid pace. The changes to distribution we instituted about a year ago are clearly having the positive effect as were intended.
- The Nielsen figures show one or both of our brands having passed major brands such as BV, Bolla, Beringer Founders and Robert Mondavi Coastal.
- We believe this is evidence that our strategy of strong global premium brands from a low cost Australian production base is working well in a highly competitive market.


Wine – Europe
6 months to December 2001
• Volume down 4% to 3.3m cases
• Revenue up 11% to $200m
• EBITA up 33% to $34.4m
• EBITA margin 17.2%
• $/case up 15.7% to $61
UK Nielsen rankings
Table Wine +8%
Australian wine +15%
Southcorp brands +20%
MAT Jan/Feb '02
SOUTHCORP

Southcorp Limited

Keith Lambert
Managing Director and Chief Executive Officer

The New Southcorp Strategy

WINE – Sales Analysis by Region

Europe

- In Europe, we saw our strategy of focusing on core branded products improve mix and drive earnings.
- Although volume declined 4.2% to 3.3 million cases, revenue increased 10.8% to $200 million and EBITA increased 33% to $34.4 million reflecting a significant mix shift during the period.
- Total volume declined due to our move to exit unprofitable Private (BOB) Label accounts. Core brand volume grew 6.6% and value grew 13.9%. This mix shift means that the core brands now represent 70% of volume and 81% of revenue for Europe.
- This saw profitability rise in Europe with strong performances from Penfolds and Rosemount. Price rises for Lindemans, taken last financial year, which lifted the retail price by around 1 pound per bottle or 20%, adversely impacted volume but had a favourable impact on gross profit.
- The latest Nielsen figures (MAT Jan/Feb '02) show Southcorp brand value growing at 20% ahead of Australian market growth of 15% and general wine market growth of 8%.

Wine – Australasia
6 months to December 2001

- *Volume down 5% to 5.2m cases*
- Revenue down 1% to $245m
- EBITA down 6% to $38.5m
- EBITA margin 15.7%
- $/case up 3.8% to $47

SOUTHCORP

Southcorp Limited

Keith Lambert
Managing Director and Chief Executive Officer

The New Southcorp Strategy

WINE – Sales Analysis by Region

- **Overall, Australia's** latest interim profit performance was lower due to a softer performance by Wynns compared to the December 2000 half, which benefited from the successful 1998 vintage. These wines will be sold through in the second half.

- Following the integration of the Australian sales team, since January 2002, the emphasis has been to leverage the power of our wine portfolio, our strong one-third share of the table wine market and our strong sales force to increase profitably our market share and reverse the market share declines that Southcorp had been experiencing for some time.

- This is being achieved via a key focus on our premium portfolio, stronger promotional programs with retailers in combination with increased distribution and, most significantly, new products.

- Approximately 70% of the existing product lines have been renovated with upgraded packaging and wine quality improvement.

- This redevelopment commenced successfully with Penfolds and Lindemans and will continue throughout the range, all to be in the market pre-Christmas this year.

- We are experiencing stronger growth in our premium commercial lines and the latest Nielsen trends are positive with 10% growth in March for each of our table and sparkling wine portfolio. This


Premium Brand Focus
SHARE OF TOTAL REVENUE
80%
60%
40%
20%
0%
A$66/case
56%
Pre-
Merger
A$84/case
75%
Post-
Merger
Dec. Half 2000
Dec. Half 2001
LINDEMANS
SOUTHCORP

Southcorp Limited

Keith Lambert
Managing Director and Chief Executive Officer

The New Southcorp Strategy

PREMIUM BRAND FOCUS

- As you have heard, our core brands are key growth and value drivers for our business and underpin our long term position in the global wine market.
- This table demonstrates Southcorp's sharpened focus on the core brands.
- These premium products are also the key value drivers for our business.
- Although we have many other lower margin products that represent around 30% of our volume, the point is that our core brands now deliver an average A$84 per case in line with the top line figure expected from a premium wine company.
- We have embarked on a strategy to work our way out of certain products, which have lesser growth potential and will redeploy the asset infrastructure to grow our higher profit premium brands.
- The expected result is a more streamlined business with less complexity – that is, fewer brands and stock keeping units, more focus on the core portfolio, improved profitability and a higher return on assets deployed.


Three Global Brands
Million 9L Cases
12
10
8
6
4
2
0
4.8
6.0
7.4
9.0
10.8
1.4
2.0
2.6
3.2
4.3
2.2
2.8
3.2
4.2
4.7
1.2
1.2
1.7
1.7
1.8
1997
1998
1999
2000
2001
Compound Annual Growth 1997 - 2001
Rosemount 32.7%
Lindemans 21.2%
Penfolds 10.7%
Total 22.7%
13
SOUTHCORP

Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

Page: 13

THREE GLOBAL BRANDS

- To support the growth of our core brands we have established a superb distribution network and, as a result we have an outstanding growth story.
- The strategy going forward is to continue to grow Rosemount and Lindemans whilst capitalising on the fantastic potential of Penfolds.
- A great deal of the development work on Penfolds was undertaken last year and we have commenced a major launch of the extended Penfolds range into the United States.
- What is significant is that, despite the major integration within the business over the past year and the more difficult trading environment, the work we have done has enabled us to continue unabated the 22% revenue growth of these core brands.


LINDEMANS
making life more enjoyable
Australia: Top 2 brand
United States: Top 15 brand
United Kingdom: Top 10 brand
LINDEMANS
SHIRAZ
LINDEMANS
CHARDONNAY

LINDEMANS

- Before I look at some detail at our plans for Penfolds it is worth noting the strong international base that will underpin our plans.
- Lindemans which sells more than 1.5 million cases in both the US and UK has an an international reputation for quality and value.
- This has enabled Southcorp to create a significant foothold in the US market over the past decade and provides not only ongoing opportunities for its own growth but also an opening for our Penfolds brand.
- We will shortly be launching a new advertising campaign focused on more defined brand positioning


LINDEMANS
Retailer Benefit = Better Gross Profit
Gross Profit
$1.72 per bottle
Gross Profit
4 x $1.72 = $6.88
Gross Profit
$7.26 per pack
$8.99
RRP
4 Bottles at $8.99 RRP
Total $35.96
$29.99
RRP
Consumer Benefit = 17% Discount
Source: AC Nielsen MAT Dec 2001

Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

LEVERAGING THE BRANDS

- In the same way that we are developing the Penfolds brand we are continually looking at innovative ways of leveraging the value of our other brands to deliver profitable volume growth.

- Highlighting the opportunities, the leading positions held by of our Lindemans and Queen Adelaide ranges has provided us with the opportunity to create new ways of driving volume growth.

- We have recently released a range of Lindemans and Queen Adelaide premium wines in a 3 litre convenience pack.

- These convenience packs, which are equivalent to four 750ml bottles, offers consumers a convenient means of enjoying premium wine more often.

- These products not only offer good value to consumers, but good returns to our retail customers and of course Southcorp. The gross profit from these convenience packs is the same as our bottled products.

- We are excited by the opportunities made possible by our portfolio of core brands and market leading products and we will continue to seek innovative and smart ways to drive the growth and profitability of our business.


ROSEMOUNT ESTATE
Australia: No. 1 brand
United States: Top 15 brand
United Kingdom: Top 10 brand
No1 selling Australian red in UK
CHARDONNAY

Southcorp Limited

Keith Lambert
Managing Director and Chief Executive Officer

The New Southcorp Strategy

ROSEMOUNT

- Similarly, Rosemount has achieved sales of more than 1.5 million cases per annum in both the US and UK markets and more than 1 million cases in Australia.

- It has also earned a reputation for outstanding quality having won:

  - The 2000 London International Wine & Spirit Competition 'Winemaker of the Year', 'Best Australian Producer' and 6 gold medals;

  - San Francisco International Wine Competition - 'The Best of the Nation' award - Rosemount Estate;

  - Intervin International Wine Competition - 6 gold medals; and

  - Bordeaux Challenge International Du Vin Trophy 'Prix d'Excellence' (1997 Roxburgh Chardonnay), awarded to Rosemount for two successive years.

- Given our strong market positions in Australia, the UK and the US we are able to undertake our exciting plans for the Penfolds brand.

Penfolds

Australia's Most Famous Wine

Penfolds Wine Collection

Ultra-Premiums	>US$20
Bin Range	>US$17
Thomas Hyland	**US$13-$16**
Koonunga Hill	US$9-$12
Rawsons Retreat	**US$7-$9**


THOMAS HYLAND

Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

PENFOLDS GROWTH STRATEGY

- Our objective and our opportunity is to grow the Penfolds brand from 1.8 million cases in 2001 to 5 million cases within 5 years. The key has been to segment the Commercial from the high end Bin ranges and apply the Rosemount model of redeploying vineyard and production assets for better returns to the Commercial range, which accounts around 67% of Penfolds volume.

- The first step in our the branding strategy has been to reinforce Penfolds as Australia's Most Famous Wine and to leverage the heritage of the brand by filling the Penfolds ladder and exploiting our distribution expertise.

- Our newest and most exciting release is the Thomas Hyland range, which has been produced initially for the US market. This range fills the gap between the Koonunga Hill and Bins ranges.

- While initially comprising a Shiraz and a Chardonnay, we expect to add a cabernet to this range in the near future.

- In addition to Thomas Hyland we have launched Rawsons Retreat into the US market, completing the Penfolds ladder and providing a significant volume and revenue boost for the brand in the region.


Strategies for growth
1. Drive profitable sales volume
• Penfolds
• Rosemount
• Lindemans
• Wynns
• Boutique and Sparkling
2. Cost reduction and efficiency improvements
SOUTHCORP

Southcorp Limited

Keith Lambert
Managing Director and
Chief Executive Officer

The New Southcorp Strategy

STRATEGIES FOR GROWTH

We have straightforward strategies going forward :

1. Drive profitable sales volume. We will use our selling and distribution resources to grow our core and profitable brands and build the portfolio of tomorrow.

   Through our focus on customers we will build our sales competencies, being innovative in the way we seek new distribution and sales opportunities.

   And as we grow we will also learn how to better leverage the power of our brand portfolio to create ongoing sales growth.

2. Cost Reduction and efficiency improvement – we have embarked on a program to streamline logistics, warehousing and distribution.

   This program will reduce our cost base, improve customer service, eliminate inefficiencies, reduce inventory and other assets.

   We recognise the competitive nature of the market but we are well positioned to meet the competitive environment with our focused strategy to build the brand portfolio for the future.

   These strategies are designed to make the New Southcorp nothing less than a world class business with outstanding operational competencies delivering superior financial performance.


Communication
Southcorp is a tremendous story
Merger
Growth
Shareholder value
Communication is an issue
New personnel and strategy moving forward
19
SOUTHCORP

Southcorp Limited

Keith Lambert
Managing Director and Chief Executive Officer

The New Southcorp Strategy

Page: 19

From our perspective, the new Southcorp is a great company with wonderful growth prospects. As I have shown you today, the merger of Southcorp and Rosemount has given us an opportunity to grow our profitability through a focus on :

- premium wines, which provide greater margins, and
- international markets such as the US and Europe, where we have excellent growth prospects.

We are taking steps to improve our communication with all of our stakeholders including making changes to our personnel in that area and we will have a new, more professional communications approach moving forward.


The Profit Ahead
As reported previously, our Wine (pre SGARA) profit forecasts are :
2001/02 - EBITA $285m
2002/03 - EBITA $335m
SOUTHCORP

Southcorp Limited

Keith Lambert
Managing Director and Chief Executive Officer

The New Southcorp Strategy

- As a consequence of last week's events, we issued a statement to the ASX as a clarification of our stated profit expectations.
- They are Wine EBITA of $285m pre-SGARA in 01/02 and $335m pre-SGARA in 02/03.
- As long ago as June 2000, the Company informed the market that the impact of the poor 2000 vintage would be felt in subsequent financial years, including 01/02 and 02/03.
- As stated then, and reiterated since, the lower fruit yields of the 2000 vintage impact particularly on the premium red wines. These premium and super-premium wines are kept cellared over a couple of years prior to release, thus effecting the company.
- The 02/03 EBITA pre-SGARA includes an estimate of the effect of a lower quantity of fruit from our own vineyards from the 2002 vintage of approximately $10 million.
- As at Monday we were 90% complete on vintage and we still have one of the cooler areas to come in.
- As you have seen today and reinforced by the latest Nielsen figures, this Company has tremendous growth potential. And we have a strategy in place to ensure the maximisation of returns to shareholders.
- That's the message I'm looking forward to delivering time and time again in the coming months.